# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enfusion, Inc., CIK 0001868912
CUSIP: 292812104
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 125 South Clark Street, Suite 750, Chicago, Illinois (IL), 60603
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-024316
Filed by CIK 0001911630

## Reporting persons
- Malherbe Investments LLC: type of reporting person: other (OO); sole voting power 6,870,386; shared voting power 0; sole dispositive power 6,870,386; shared dispositive power 0; aggregate amount beneficially owned 6,870,386 (6.79% of the class)
  Comment: Rows 5, 7 and 9 represent 6,870,386 shares of Class A common stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.
  
  Percentage in Row 11 is based on 101,242,457 shares of Class A Common Stock outstanding, which is the sum of (i) 94,372,071 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 4, 2024, and (ii) the 6,870,386 shares of Class A Common Stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.
- Stephen Malherbe: type of reporting person: individual (IN); sole voting power 6,870,386; shared voting power 0; sole dispositive power 6,870,386; shared dispositive power 0; aggregate amount beneficially owned 6,870,386 (6.79% of the class)
  Comment: Rows 5, 7 and 9 represent 6,870,386 shares of Class A common stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.
  Percentage in Row 11 is based on 101,242,457 shares of Class A Common Stock outstanding, which is the sum of (i) 94,372,071 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 4, 2024, and (ii) the 6,870,386 shares of Class A Common Stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

## Item 1. Issuer
Name of issuer: Enfusion, Inc.
Address of issuer's principal executive offices: 125 South Clark Street, Suite 750, Chicago, Illinois 60603

## Item 2. Person Filing
Name of person filing: This statement is filed by Malherbe Investments LLC and Stephen Malherbe (together, the "Reporting Persons"). Mr. Malherbe is the sole manager of Malherbe Investments LLC and may be deemed the beneficial owner of the shares held by Malherbe Investments LLC.
Address of principal business office or, if none, residence: The principal business office address of the Reporting Persons is 1063 Gallant Court, Wheaton, Illinois 60187.
Citizenship: Malherbe Investments LLC is a Delaware limited liability company and Stephen Malherbe is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page hereto.
Percent of class: See responses to Item 11 on each cover page hereto.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page hereto.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Malherbe Investments LLC: /s/ Stephen Malherbe, Sole Manager (01/31/2025)
- Stephen Malherbe: /s/ Stephen Malherbe, Stephen Malherbe (01/31/2025)